DEXIA



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

November 20 th, 2006

Attention*: *Special Counsel/Office of International Corporate Finance

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of November 20 th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11 – B-1210 Brussels – Phone: +32 2 213 57 00 – Fax: +32 2 213 57 01
Internet: http://www.dexia.com – Account No. 068-2113620-17 – RPM Brussels VAT BE 0458.548.296
7 à 11, quai André Citroën – B. P. 1002 – F-75901 Paris cedex 15 – Phone: +33 1 43 92 77 77 – Fax: +33 1 43 92 70 00

PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 20 November 2006

Dexia receives CMB approval to launch mandatory tender offer on shares of DenizBank not yet held by the Dexia Group

The application for conducting the mandatory tender offer on the shares of DenizBank not yet held by the Dexia Group has been approved by the Turkish Capital Markets Board at its meeting dated November 17, 2006.

Dexia Participation Belgique S.A., a subsidiary of Dexia S.A., intends to lauch the mandatory offer on December 4, 2006 and to close the offer period on December 22, 2006.

The mandatory offer price shall be determined as the TRY equivalent of USD10.2444 per share, with a nominal value of TRY1.00, based on the higher of the following exchange rates announced by the Turkish Central Bank: (i) the applicable foreign exchange rate announced on October 17, 2006 and (ii) the applicable foreign exchange rate announced on the last business day prior to the launch of the offer (which is December 1, 2006 if the mandatory tender offer is effectively launched on December 4, 2006).

The Information Note relating to the mandatory tender offer will be published in two Turkish newspapers on the business day immediately preceding the launch date of the mandatory tender offer. On the launch date of the mandatory tender offer, the mandatory offer price shall be published in the same newspapers and shall also be disclosed via the Istanbul Stock Exchange.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 43 92 77 05
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 43 92 82 54